UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35364

AMPLIFY ENERGY CORP.

(Exact name of registrant as specified in its charter)

500 Dallas Street, Suite 1800

Houston, TX 77002

(713) 490-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partnership Interests of Memorial Production Partners, LP, the predecessor of Amplify Energy Corp.*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share, of Amplify Energy Corp.*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None *

*On April 14, 2017, the United States Bankruptcy Court for the Southern District of Texas entered the Order Confirming Second Amended Joint Plan of Reorganization of Memorial Production Partners LP, et al. under Chapter 11 of the Bankruptcy Code and Granting Related Relief , which approved and confirmed the Second Amended Joint Plan of Reorganization of Memorial Production Partners LP (“MEMP”), et al. under Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan became effective on May 4, 2017.

In connection with the effectiveness of the Plan, among other things: (1) all previously issued and outstanding common units representing limited partner interests of MEMP (the “Units”) were cancelled and extinguished and (2) new common stock, par value $0.0001 per share (the “Common Stock”) of Amplify Energy Corp. (“Amplify”), the successor to MEMP, was issued for distribution in accordance with the Plan.

This Form 15 is being filed solely for the purpose of terminating the registration of the Units under Section 12(g). Amplify continues to be subject to reporting requirements under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amplify Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 15, 2017
AMPLIFY ENERGY CORP., as successor to Memorial Production Partners, LP

		By:	/s/ Robert L. Stillwell, Jr.
			Name:	Robert L. Stillwell, Jr.
			Title:	Senior Vice President and Chief Financial Officer